UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMERGENT CAPITAL, INC.
(formerly known as
IMPERIAL HOLDINGS, INC.)
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class Securities)

29102N105
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29102N105	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS Indaba Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,886,998 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,886,998 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,886,998 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Includes 2,067,863 shares of Common Stock directly held by Indaba Capital Fund, L.P. and 819,135 shares of Common Stock issuable upon conversion of 8.50% Notes, subject to the Beneficial Ownership Limitation.
(2) Calculation of the foregoing percentage is based on 28,130,508 shares of Common Stock, par value $0.01 per share, of Emergent Capital, Inc. (f/k/a Imperial Holdings, Inc.) (the "Issuer") outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.

CUSIP No. 29102N105	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,886,998 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,886,998 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,886,998 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Includes 2,067,863 shares of Common Stock directly held by Indaba Capital Fund, L.P. and 819,135 shares of Common Stock issuable upon conversion of 8.50% Notes, subject to the Beneficial Ownership Limitation.
(2) Calculation of the foregoing percentage is based on 28,130,508 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.

CUSIP No. 29102N105	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS IC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,886,998 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,886,998 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,886,998 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Includes 2,067,863 shares of Common Stock directly held by Indaba Capital Fund, L.P. and 819,135 shares of Common Stock issuable upon conversion of 8.50% Notes, subject to the Beneficial Ownership Limitation.
(2) Calculation of the foregoing percentage is based on 28,130,508 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.

CUSIP No. 29102N105	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,886,998 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,886,998 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,886,998 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Includes 2,067,863 shares of Common Stock directly held by Indaba Capital Fund, L.P. and 819,135 shares of Common Stock issuable upon conversion of 8.50% Notes, subject to the Beneficial Ownership Limitation.
(2) Calculation of the foregoing percentage is based on 28,130,508 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.

CUSIP No. 29102N105	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,359
	8.	SHARED VOTING POWER 2,886,998 (1)
	9.	SOLE DISPOSITIVE POWER 6,359
	10.	SHARED DISPOSITIVE POWER 2,886,998 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,357 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 2,067,863 shares of Common Stock directly held by Indaba Capital Fund, L.P. and 819,135 shares of Common Stock issuable upon conversion of 8.50% Notes, subject to the Beneficial Ownership Limitation.
(2) Calculation of the foregoing percentage is based on 28,130,508 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.

CUSIP No. 29102N105	SCHEDULE 13D/A

The following constitutes Amendment No. 1 (“Amendment No 1”) to the Schedule 13D filed by the undersigned on November 20, 2014 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings provided in the previously filed statement on Schedule 13D.

Item 1.   Security and Issuer.

Item 1 is herby amended and restated as follows:

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Emergent Capital Inc. (formerly known as Imperial Holdings, Inc.), a Florida corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 5355 Town Center Road – Suite 701, Boca Raton, Florida 33486, USA.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The responses to Items 3, 5 and 6 of the previously filed statement on Schedule 13D and this Amendment No. 1 are incorporated herein by reference.

The Reporting Persons on October 6, 2015, introduced Gilbert Nathan to the Issuer and suggested that Mr. Nathan would be an excellent addition to the Issuer’s Board of Directors.  On October 30, 2015, the Issuer appointed Mr. Nathan as a member of the Board of Directors of the Issuer.

In addition, on July 16, 2015, the Issuer redeemed all of its Secured Notes, including all Secured Notes held by the Fund.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the right to designate one member of the Board of Directors of the Issuer pursuant to the terms of the Note Purchase Agreement as previously disclosed, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, "Securities") in the open market or otherwise, (ii) disposing of some or all of their Securities in the open market or otherwise, (iii) engaging in hedging or similar transactions with respect to the Securities, or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 29102N105	SCHEDULE 13D/A

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The following disclosure assumes that there are 28,130,508 shares of Common Stock, par value $0.01 per share, of the Issuer outstanding as of August 3, 2015, based on information provided by the Issuer in its Form 10-Q filed on August 4, 2015.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 2,886,998 shares of Common Stock that it holds, representing approximately 9.97% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 2,886,998 shares of Common Stock, representing approximately 9.97% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 2,886,998 shares of Common Stock, representing approximately 9.97% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own 2,886,998 shares of Common Stock, representing approximately 9.97% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own 2,886,998 shares of Common Stock held by the Fund and 6,359 shares of Common Stock he holds, representing approximately 9.99% of the Common Stock outstanding.  In the immediately preceding sentence, the 2,886,998 shares of Common Stock beneficially owned by each of the Reporting Persons consists of (I) 2,067,863 shares of Common Stock and (II) 819,135 shares of Common Stock issuable upon conversion of the 8.50% Notes up to the Beneficial Ownership Limitation.  Without giving effect to the Beneficial Ownership Limitation, the Reporting Persons would be entitled to receive an additional 2,753,871 shares of Common Stock issuable upon the conversion of the 8.50% Notes.

Each of the of the Executive Officers and other partners and members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that any of the Investment Manager, IC GP or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership of the securities of the Issuer reported herein except to the extent that any such Reporting Persons actually exercise voting or investment power with respect to such securities of the Issuer. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock issuable upon conversion of the 8.50% Notes to the extent that they are not convertible by the Reporting Persons as a result of the Beneficial Ownership Limitation.

(b) Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 2,886,998 shares of Common Stock beneficially owned by the Fund.  The Senior Managing Member has sole voting and dispositive authority over an additional 6,359 shares of Common Stock he holds.

The Reporting Persons specifically disclaim beneficial ownership of the securities of the Issuer reported herein except to the extent that any such Reporting Persons actually exercise voting or investment power with respect to such securities of the Issuer.

(c) On September 30, 2015, the Fund sold $2,000,000 principal amount of 8.50% Notes for 104.25% of the principal amount of such 8.50% Notes.  In addition, on October 14, 2015, the Fund sold $5,000,000 principal amount of 8.50% Notes for 99.27% of the principal amount of such 8.50% Notes.

Transactions in shares of Common Stock in the past sixty days are set forth on Schedule A.  Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

CUSIP No. 29102N105	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 2015

INDABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 29102N105	SCHEDULE 13D/A

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days, inclusive of any transactions effected through 4:00 p.m. New York City time, on November 2, 2015, by the Reporting Persons or on behalf of the Reporting Persons in respect of the Common Stock.  Each of the following transactions was effected (i) for the account of Indaba Capital Fund, L.P. and (ii) in the open market through brokers.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
10/02/15	Sale	(8,690)	$5.02
10/05/15	Sale	(5,823)	$5.02
10/06/15	Sale	(5,000)	$4.95
10/07/15	Sale	(5,000)	$4.96
10/08/15	Sale	(5,000)	$4.98
10/09/15	Sale	(5,000)	$4.96
10/12/15	Sale	(10,000)	$4.95
10/13/15	Sale	(5,100)	$4.94